FOR IMMEDIATE RELEASE

AutoChina International Reports Financial Results for the
Third Quarter and Nine Months Ended September 30, 2009

Q3 2009 Financial Highlights (1)
•	Revenues from commercial vehicle sales and leasing business increased to $97.4 million from $11.4 million
•	Total revenues of $242.0 million, an increase of 110.8% year-over-year (includes sales from auto dealership business)
•	Net income attributable to shareholders of $7.0 million, an increase of 129.8% year-over-year
•	Adjusted EBITDA of $12.4 million, an increase of 118% year-over-year

2009 Nine Month Financial Highlights (1)
•	Revenues from commercial vehicle sales and leasing business increased to $168.3 million from $33.1 million
•	Total revenues of $565.2 million, an increase of 70.1% year-over-year
•	Net income attributable to shareholders of $12.5 million, an increase of 104.3% year-over-year
•	Adjusted EBITDA of $25.3 million, an increase of 95.8% year-over-year

Operational Highlights
•	Total number of commercial vehicle sales and leasing branches increased from 103 at December 31, 2008 to 150 at September 30, 2009
•	2,531 vehicles were financed in the third quarter of 2009, compared to 291 in the prior year period and 1,535 vehicles in the second quarter of 2009
•	Company expects to close definitive agreement to sell automotive dealership business for approximately $68.9 million by end of 2009

Shijiazhuang, Heibei Province, China – December 11, 2009 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC, AUTCW, AUTCU), a leading one-stop commercial vehicle sales and leasing company in China offering its customers affordable lease-to-own options, reported financial results for its third quarter and nine months ended September 30, 2009.

(1) The financial results through September 30, 2009 include those of the automotive dealership business, which is in the process of being sold.  Pro forma statements of income for the nine months ended September 30, 2009 and the year ended December 31, 2008 and a pro forma balance sheet as of September 30, 2009, to present the pending sale of the automotive dealership business segment as a discontinued operation, are presented below. In addition, the financial results prior to April 9, 2009 reflect those of the Company’s operating subsidiary, AutoChina Group, Inc. (“ACG”) on a stand-alone basis, without adjustment, prior to its acquisition by Spring Creek Acquisition Corp. on April 9, 2009.

The Company’s Chairman and CEO, Mr. Yong Hui Li, noted, “We are pleased to have significantly improved our revenues and earnings through the third quarter.  We achieved this through the rapid growth of our commercial vehicle sales and leasing business, which we expanded to over 150 branches across China in just the first 18 months of operations.  We plan to continue to open branches as we further expand our store network across China.  Our results have continued to improve since February 2009, when nationwide commercial vehicle sales rebounded and posted their first monthly increase since July 2008.  In the third quarter the market has continued to gain momentum as highway freight volumes have increased and monthly commercial vehicles sales have posted strong year-over-year growth rates.  We believe that we have a “first-mover” advantage with a scalable and cost-efficient business model that is well equipped to capitalize on this commercial vehicle expansion.”

AutoChina International Ltd.	Page 2
December 11, 2009

Mr. Li continued, “While we had hoped to close the sale of the auto dealership business earlier this year, we now expect this transaction to close by the end of December.  Proceeds from this sale will be utilized to fund our growth.”

2009 Third Quarter Financial Review

The Company reported revenues for the 2009 third quarter of $242.0 million, up 110.8% year-over-year from $114.8 million in the third quarter of 2008.  The Company’s revenues by category were as follows:
•	$128.6 million, or 53.1%, related to new automobiles;
•	$97.4 million, or 40.3%, related to commercial vehicles;
•	$11.4 million, or 4.7%, related to parts and service; and
•	$4.6 million, or 1.9%, related to finance and insurance, attributable primarily to the commercial vehicle business

The Company’s commercial vehicle sales and leasing business recorded 2,531 vehicle financing agreements and sales in the third quarter of 2009, compared to 291 in the third quarter of 2008 and 1,535 in the second quarter of 2009.  The Company did not realize any losses on any lease-to-own loans on its commercial vehicles during the first nine months of 2009.  The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government in the first quarter and strengthening demand for commercial vehicles in the third quarter.

Gross margin increased to 7.4% for the three months ended September 30, 2009, from 7.0% for the prior fiscal year period, and from 6.2% in the second quarter of 2009.  The Company expects continued improvement in margin due to the increased contribution to revenues from the commercial vehicle sales and leasing business, which has higher margins than the dealership business.

Net income attributable to shareholders for the third quarter of 2009 increased to $7.0 million, or $0.60 per diluted share based on 11.7 million weighted average diluted shares outstanding, compared to $3.0 million, or $0.39 per diluted share based on 7.7 million weighted average diluted shares outstanding in the third quarter of 2008.

Adjusted EBITDA for the quarter ended September 30, 2009 increased to $12.4 million, from $5.7 million in the prior year quarter.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

AutoChina International Ltd.	Page 3
December 11, 2009

Nine Months Ended September 30, 2009 Financial Review

For the nine months ended September 30, 2009, revenues increased 70.1% to $565.2 million, from $332.2 million in the comparable prior year period.  The Company’s revenues by sales category were as follows:
•	$353.6 million, or 62.6% of revenues, related to new automobiles;
•	$168.3 million, or 29.8%, related to commercial vehicles;
•	$35.5 million, or 6.3%, related to parts and service; and
•	$7.8 million, or 1.3%, related to finance and insurance.

Gross margin increased to 6.7% from 6.1% in the prior year period, which reflected the change in the revenue mix.

Net income attributable to shareholders for the nine months ended September 30, 2009 was $12.5 million, or $1.25 per diluted share, based on 10.0 million weighted average diluted shares outstanding, compared to $6.1 million, or $1.03 per diluted share based on 7.7 million weighted average diluted shares outstanding in the prior year period.

Adjusted EBITDA for the nine months ended September 30, 2009 increased to $25.3 million from $12.9 million in the prior year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

The Company believes that, after taking into consideration its present banking facilities, its financing arrangement with its affiliate, its existing cash resources, the cash flows expected to be generated from continuing operations, and the proceeds to be received from the sale of the consumer automotive dealership business, it has adequate sources of liquidity to meet its short-term obligations and working capital requirements.

Additional information with respect to the Company, including more detailed information with respect to the Company’s September 30, 2009 interim financial statements, will be available on Form 6-K, which the Company expects to file with the Securities and Exchange Commission on December 11, 2009 (available without charge at www.sec.gov).

About AutoChina International Limited:
AutoChina International Limited is a leading one-stop commercial auto financing and sales company in China.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;

AutoChina International Ltd.	Page 4
December 11, 2009

•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

AutoChina International Ltd.	Page 5
December 11, 2009

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(+86) (311) 8569-6386 / jcwang@autochinaintl.com

Investor Relations:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 6
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenues
New automobiles	$128,530	$91,827	$353,624	$270,164
Commercial vehicles	97,374	11,428	168,332	33,102
Parts and services	11,427	10,752	35,468	27,327
Finance and insurance	4,647	794	7,779	1,613
Total revenues	241,978	114,801	565,203	332,206

Cost of sales
New automobiles	123,542	89,000	339,981	261,108
Commercial vehicles	91,206	10,512	158,988	31,188
Parts and services	9,261	7,208	28,111	19,584
Total cost of sales	224,009	106,720	527,080	311,880

Gross profit	17,969	8,081	38,123	20,326

Operating expenses
Selling and marketing	3,151	1,261	8,059	4,541
General and administrative	3,646	1,610	8,412	4,808
Other income, net	(356)	(230)	(888)	(467)
Total operating expenses	6,441	2,641	15,583	8,882

Income from operations	11,528	5,440	22,540	11,444

Other income (expense)
Floor plan interest expense	(133)	(178)	(561)	(630)
Interest expense	(541)	(873)	(1,464)	(1,736)
Interest expense, related parties	(854)	-	(1,075)	-
Interest income	125	222	344	450
Accretion of share repurchase obligations	(221)	-	(531)	-
Equity in earnings (loss) of unconsolidated subsidiaries	-	(33)	37	(50)
Acquisition-related costs	-	-	(295)	-
Other expense, net	(1,624)	(862)	(3,545)	(1.966)

Income from continuing operations before income taxes	9,904	4,578	18,995	9,478

Income tax provision	2,419	1,220	4,958	2,285
Income from continuing operations	7,485	3,358	14,037	7,193
Loss from discontinued operations, net of taxes	-	(2)	-	(153)

Net income	7,485	3,356	14,037	7,040
Net income attributable to noncontrolling interests	(493)	(313)	(1,552)	(930)
Net income attributable to shareholders	$6,992	$3,043	$12,485	$6,110

AutoChina International Ltd.	Page 7
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Earnings (loss) per share
Basic
Continuing operations	$0.76	$0.39	$1.46	$1.05
Discontinued operations	-	-	-	(0.02)
	$0.76	$0.39	$1.46	$1.03
Diluted
Continuing operations	$0.60	$0.39	$1.25	$1.05
Discontinued operations	-	-	-	(0.02)
	$0.60	$0.39	$1.25	$1.03

Weighted average shares outstanding
Basic	9,212,703	7,745,625	8,572,134	7,745,625
Diluted	11,733,174	7,745,625	10,027,442	7,745,625

Amounts attributable to shareholders
Income from continuing operations,
net of taxes	$6,992	$3,045	$12,485	$6,263
Discontinued operations, net of taxes	-	(2)	-	(153)
Net income	$6,992	$3,043	$12,485	$6,110

The accompanying notes are an integral part of these condensed consolidated statements.

AutoChina International Ltd.	Page 8
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	September 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$38,136	$17,406
Restricted cash	53,530	40,824
Accounts receivable	3,196	4,272
Inventories	34,529	37,463
Deposits for inventories	41,673	21,621
Prepaid expenses and other current assets	6,981	5,474
Due from unconsolidated subsidiary	439	529
Current maturities of net investment in sales-type leases	82,258	14,867
Deferred income tax assets	2,741	1,020
Total current assets	263,483	143,476

Investment in unconsolidated subsidiaries	266	229
Property, equipment and leasehold improvements, net	28,450	26,907
Net investment in sales-type leases, net of current maturities	56,980	8,492
Goodwill	941	941

Total assets	$350,120	$180,045

LIABILITIES AND EQUITY
Current liabilities
Floor plan notes payable - manufacturer affiliated	$11,115	$12,379
Notes payable	28,841	3,921
Trade notes payable	65,586	60,134
Short-term loan	14,590	-
Deposit for pending disposal of consumer automotive dealership business	29,255	-
Accounts payable	3,948	1,270
Accounts payable, related parties	83,388	2,272
Other payables and accrued liabilities	8,729	5,189
Share repurchase obligations	2,537	-
Due to affiliates	5,456	5,894
Customer deposits	5,424	3,224
Customer deposits, related party	-	16,095
Income tax payable	3,042	1,674
Total current liabilities	261,911	112,052

Long term debt
Net deferred income tax liabilities	2,020	405
Total liabilities	263,931	112,457

AutoChina International Ltd.	Page 9
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	September 30,	December 31,
	2009	2008
	(unaudited)
Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	-	-
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued - 10,716,720 shares and 8,606,250 shares at September 30, 2009 and December 31, 2008, respectively; outstanding – 9,557,095 shares and 7,745,625 shares at September 30, 2009 and December 31, 2008, respectively	11	9
Additional paid-in capital	40,639	35,912
Statutory reserves	741	741
Retained earnings	30,276	17,791
Accumulated other comprehensive income	6,166	6,185
Total shareholders’ equity	77,833	60,638
Noncontrolling interest	8,356	6,950
Total equity	86,189	67,588

Total liabilities and equity	$350,120	$180,045

The accompanying notes are an integral part of these condensed consolidated statements.

AutoChina International Ltd.	Page 10
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2009	2008

Cash flow from operating activities:

Net income attributable to shareholders	$12,485	$6,110

Adjustments to reconcile net income attributable to shareholders to net cash used in operating activities:
Depreciation and amortization	2,647	1,627
Loss on disposal of property, equipment and leasehold improvements	90	-
Deferred income taxes	(106)	(112)
Equity in (earnings) loss of unconsolidated subsidiaries	(37)	50
Gain on disposal of equity in subsidiary	-	(52)
Stock-based compensation	112	-
Accretion of share repurchase obligations	531	-
Noncontrolling interests	1,552	930
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	1,076	(283)
Net investment in sales-type leases	(115,879)	(23,693)
Inventories	2,934	(14,443)
Deposits for inventories	(20,052)	6,467
Prepaid expense and other current assets	(1,443)	4,315
Floor plan notes payable – manufacturer affiliated	(1,264)	2,213
Trade notes payable	5,452	21,985
Accounts payable	2,678	(1,138)
Other payable and accrued liabilities	1,808	(8,512)
Customers deposits	2,200	(975)
Customers deposits, related party	(16,095)	-
Income tax payable	1,368	745
Net cash provided by discontinued operations	-	7,648
Net cash (used in) provided by operating activities	$(119,943)	$2,882

AutoChina International Ltd.	Page 11
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Nine Months Ended September 30,
	2009	2008

Cash flow from investing activities:

Business acquisitions, net of cash acquired	$-	$(3,560)
Purchase of property, equipment and leasehold improvements	(5,645)	(8,871)
Proceeds from the sale of property, equipment and leasehold improvements	2,425	2,206
Cash received from sales of equity in subsidiaries	2,928	-
Cash relinquished upon sale of equity in discontinued subsidiary	-	(5,432)
Deposits received from pending sale of consumer automotive dealership business	29,255	-
Increase in restricted cash	(12,706)	(13,311)
Net cash provided by (used in) investing activities	16,257	(28,968)
Cash flow from financing activities:
Floor plan borrowings - non-manufacturer affiliated, net	-	(716)
Proceeds from borrowings	59,201	25,267
Repayments of borrowings	(20,120)	(8,543)
Proceeds from affiliates	4,692	-
Repayment to affiliates	(5,499)	-
Increase in accounts payable, related party	81,116	-
Capital contributions	-	16,218
Cash acquired in reverse merger	1,697	-
Release of restricted cash held in escrow	4,987	-
Repurchase of warrants subsequent to closing of reverse merger	(449)	-
Dividends paid to noncontrolling interest	(1,250)	(2,406)
Net cash provided by financing activities	124,375	29,820

Effect of foreign currency translation on cash	41	1,107
Net increase in cash and cash equivalents	20,730	4,841

Cash and cash equivalents, beginning of the period	17,406	12,820
Cash and cash equivalents, end of the period	$38,136	$17,661

Supplemental disclosure of cash flow information:

Interest paid	$2,403	$1,684
Income taxes paid	$5,514	$2,203

Supplemental disclosure on non-cash financing activities

Settlement of share repurchase obligations	$5,902	$-

The accompanying notes are an integral part of these condensed consolidated statements.

AutoChina International Ltd.	Page 12
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenues
New automobiles	$128,530	$91,827	$353,624	$270,164
Commercial vehicles	97,374	11,428	168,332	33,102
Parts and services	11,427	10,752	35,468	27,327
Finance and insurance	4,647	794	7,779	1,613
Total revenues	241,978	114,801	565,203	332,206

Cost of sales
New automobiles	123,542	89,000	339,981	261,108
Commercial vehicles	91,206	10,512	158,988	31,188
Parts and services	9,261	7,208	28,111	19,584
Total cost of sales	224,009	106,720	527,080	311,880

Gross profit	17,969	8,081	38,123	20,326

Operating expenses
Selling and marketing	3,151	1,261	8,171	4,541
General and administrative	3,696	1,610	8,300	4,808
Other income, net	(356)	(230)	(888)	(467)
Total operating expenses	6,491	2,641	15,583	8,882

Income from operations	11,528	5,440	23,540	11,444

Other income (expense)
Floor plan interest expense	(133)	(178)	(561)	(630)
Other interest expense	(541)	(873)	(1,464)	(1,736)
Other interest expense, related parties	(854)	-	(1,075)	-
Interest income	125	222	344	450
Accretion of share repurchase obligation	(221)	-	(531)	-
Equity in earnings (loss) of unconsolidated subsidiaries	-	(33)	37	(50)
Acquisition-related costs	-	-	(295)	-
Other expense, net	(1,624)	(862)	(3,543)	(1.966)

Income from continuing operations before income taxes	9,904	4,578	18,995	9,478

Income tax provision	2,419	1,220	4,958	2,285
Income from continuing operations	7,485	3,358	14,037	7,193
Loss from discontinued operations, net of taxes	-	(2)	-	(153)

Net income	7,485	3,356	14,037	7,040
Net income attributable to noncontrolling interests	(493)	(313)	(1,552)	(930)
Net income attributable to shareholders	$6,992	$3,043	$12,485	$6,110

AutoChina International Ltd.	Page 13
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Earnings (loss) per share
Basic
Continuing operations	$0.76	$0.39	$1.46	$1.05
Discontinued operations	-	-	-	(0.02)
	$0.76	$0.39	$1.46	$1.03
Diluted
Continuing operations	$0.60	$0.39	$1.25	$1.05
Discontinued operations	-	-	-	(0.02)
	$0.60	$0.39	$1.25	$1.03

Weighted average shares outstanding
Basic	9,212,703	7,745,625	8,572,134	7,745,625
Diluted	11,733,174	7,745,625	10,027,442	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	$6,992	$3,045	$12,485	$6,263
Discontinued operations, net of taxes	-	(2)	-	(153)
Net income	$6,992	$3,043	$12,485	$6,110

The accompanying notes are an integral part of these condensed consolidated statements.

AutoChina International Ltd.	Page 14
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
(Reclassified For Discontinued Operations)
September 30, 2009
(in thousands)

ASSETS

Current assets

Cash and cash equivalents	$22,042
Restricted cash	12,434
Accounts receivable	2,086
Inventories	200
Deposits for inventories	21,574
Prepaid expenses and other current assets	3,086
Current maturities of net investment in sales-type leases	82,258
Deferred income tax assets	2,416
Assets of discontinued operations	145,119
Total current assets	291,215

Property, equipment and leasehold improvements, net	1,925
Net investment in sales-type leases, net of current maturities	56,980
Total assets	$350,120

AutoChina International Ltd.	Page 15
December 11, 2009

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) - Continued
(Reclassified For Discontinued Operations)
September 30, 2009
(in thousands)

LIABILITIES AND EQUITY
Current liabilities
Notes payable	$8,777
Trade notes payable	12,434
Short-term loan	14,590
Deposit received from pending disposal of consumer automotive dealership business	29,255
Accounts payables	2,096
Accounts payables, related parties	83,388
Other payables and accrued liabilities	5,007
Share repurchase obligations	2,537
Due to affiliates	5,706
Customer deposits	1,868
Income tax payable	1,230
Liabilities of discontinued operations	94,935
Total current liabilities	261,823

Long term debt
Net deferred income tax liabilities	2,108
Total liabilities	263,931

Equity
Ordinary shares	11
Additional paid-in capital	40,639
Statutory reserves	741
Retained earnings	30,276
Accumulated other comprehensive income	6,166
Total shareholders’ equity	77,833
Noncontrolling interests	8,356
Total equity	86,189
Total liabilities and equity	$350,120

AutoChina International Ltd.	Page 16
December 11, 2009

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including net income attributable to noncontrolling interests, equity in earnings (loss) of unconsolidated subsidiaries, accretion of share repurchase obligations, stock-based compensation and acquisition-related costs.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

A reconciliation of Adjusted EBITDA to net income attributable to shareholders is provided below:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Net income attributable to shareholders	$6,992	$3,043	$12,485	$6,110
Income attributable to noncontrolling shareholders	493	313	1,552	930
Interest expenses	1,528	1,051	3,100	2,366
Interest income	(125)	(222)	(344)	(450)
Equity in loss (earnings)	-	33	(37)	50
Income tax provision	2,419	1,220	4,958	2,285
Accretion of stock repurchase obligations	221	-	531	-
Stock-based compensation	112	-	112	-
Acquisition-related costs	-	-	295	-
Depreciation and amortization	805	272	2,647	1,627
Adjusted EBITDA	$12,445	$5,710	$25,299	$12,918